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                                                          EXHIBIT 4.2

CONSULTING AGREEMENT BETWEEN YOU BET INTERNATIONAL INC. and Roberto Andres Kingston.


CONSULTING AGREEMENT, dated as of May 9th 1997, between You Bet International Inc. a Corporation established and existing under the laws of Delaware, with its principal place of business at 1950 Sawtelle Boulevard, Suite 180, Los Angeles, California 90025, U.S.A. and Roberto Andres Kingston domiciled at A.v. Alvear 1535, Suite 3 # C, Buenos Aires, Argentina.


RECITALS.

WHEREAS You Bet International Inc. desires to continue to use the services of Roberto Andres Kingston as Corporate Consultant.

AND

Robert Andres Kingston desires to continue providing such services upon the terms and conditions hereof.


AGREEMENT

1/ RETENTION

YOU BET INTERNATIONAL INC.(YBI Inc.), hereby retains Roberto Andres Kingston for a primary period of 12 months, commencing on May 9th 1997 as Corporate Consultant on a non exclusive basis. This Agreement may be terminated after six months from commencement date by either party upon receipt of written notice. Notice of termination may only be given during or after the sixth month of performance and must provide for no less than 60 days notice. This contract will automatically renew for a successive twelve (12) months under the same terms and conditions if no notice of termination is received by either party at least 60 days prior to the expiration of the primary period.

2/ SCOPE OF SERVICES

During the term of this Agreement, Roberto Andres Kingston, as independent consultant, shall provide YBI Inc., on a best effort basis advise relating to:

-  Re-definition of Corporate Objectives.
-  Corporate Strategy Formulation
-  Organization re-design and corporate re-structuring


3/ COMPENSATION

It is hereby agreed that the following fee structure will apply for professional services rendered by Roberto Andres Kingston to YBI Inc. on a best efforts performance.

Options to purchase the company's common stock shall be granted to Roberto Andres Kingston.

10,000 S8 options will be issued to Robert Andres Kingston in lieu of fees under this agreement as a signing bonus. Additionally, 3,500 S8 options will be issued to Roberto Andres Kingston for each month of service in lieu of fees under this agreement. Said options will be issued at a strike price not greater that a) $2.50 (two dollars and fifty cents), and b) UBET close of market quote as at 9th May 1997.

Each option may be exercised from the date of this agreement until close of market on the date that is 3 years after the date of this agreement ("expiration date"). Should the expiration date fall on a Saturday, Sunday or Bank Holiday the expiration date shall be the next available trading date.

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Each Option not exercised on or before the Expiration Date shall expire.
These options are callable if and when the common stock trades at or above $10.00 for 20 consecutive days. Upon being called by YBI Inc. Roberto Andres Kingston will be allowed a period of not more than 45 calendar days to exercise said options.

Securities Subject to Option:

Subject to the provisions of this Agreement, the holder of each Option shall have the right to purchase from YBI Inc., and YBI Inc. shall issue and sell to each such holder, one fully paid and non-assessable share of common stock of YBI Inc. (the "Common Stock"), Shares underlying the Options will be free trading and will be registered by the YBI Inc.

Adjustments to Options. The Exercise Price and the number of shares of Common Stock and classes of Capital Stock of YBI Inc. purchasable upon the exercise of each Option are subject to adjustment from time to time as follows.

a) If YBI Inc. (I) pays a dividend or makes a distribution on its Common Stock, in each case, in shares of its Common Stock; (II) subdivides its outstanding shares of Common Stock into a greater number of shares; combines its outstanding shares of Common Stock into a smaller number of Shares (IV) makes a distribution of its Common Stock in shares of its capital stock other than Common Stock or (V) issues by reclassification of its shares of Common Stock any shares of its capital stock; then the number of shares purchasable upon exercise of each Option in effect prior to such action shall be adjusted so that the holder of any Option thereafter exercised may receive the number and classes of shares of capital stock of YBI Inc. which such holder would have owned immediately following such action if such holder had exercised the Option immediately prior to such action.

b) If YBI Inc. is a party to a consolidation, merger or transfer of assets which reclassifies or changes its outstanding Common Stock, the successor corporation (or corporation controlling the successor corporation or YBI Inc., as the case may be) shall by operation of law assume the Client's obligations under this agreement.

Upon consummation of such transaction the Options shall automatically become exercisable for the kind and amount of securities, cash or other assets which the holder of an Option would have owned immediately after the consolidation, merger or transfer if the holder had exercised the Option immediately before the effective date of such transaction. As a condition to the consummation of such transaction, YBI Inc. shall arrange for the person or entity obligated to issue securities, cash or other assets upon exercise of the Option to concurrently with the consummation of such transaction, assume YBI Inc.'s obligations hereunder by executing an instrument so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustment provided herein.


4/ CONFIDENTIALITY

Unless expressly authorised in writing, the parties agree not to divulge any non public information provided under this agreement, including without limitation, the parties methods of operation, existing or potential business plans and names of its customers and employees.



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5/ INDEMNIFICATION

The Company hereby agrees to indemnify, defend and hold harmless Roberto Andres Kingston (the "Indemnified Party"), from and against any losses, claims, damages or liabilities (or actions, including shareholder actions, in respect thereof) incurred as a result of claims asserted by third parties related to or arising out of the engagement of Roberto Andres Kingston by the Company pursuant to the terms hereof or in connection herewith, and will reimburse each Indemnified Party for all expenses as they are incurred (including expenses connected with investigating, preparing or defending any such action or claim), whether or not in connection with pending or threatened litigation in which any indemnified Party is a party. The Company will not, however, be responsible for any claims, liabilities, losses, damages or expenses which have resulted from Roberto Andres Kingston's gross negligence or willful misconduct.

The foregoing indemnification shall be in addition to any rights that Roberto Andres Kingston or any other Indemnified Party may have in accordance with applicable law, and shall include, but in no way shall be limited to, any right to contribution.

The Company, hereby consents to personal jurisdiction, service of process and venue in any court in which any claim subject to this indemnification provision is brought against Roberto Andres Kingston or any other Indemnified Party, and not with respect to any other claims that may be made against the Company. The obligation to indemnify the Indemnified Parties pursuant to the terms of this paragraph shall survive and remain in full force and effect following the completion of any transaction contemplated herein or the expiration or termination of this Agreement.

6/ ASSIGNMENTS

The Agreement is binding upon and shall inure to the benefit of the parties to this Agreement and respective successors and assigns. Neither party shall assign or transfer any rights or obligations under this Agreement without the express written consent of the other party.

7/ WAIVER, MODIFICATION OR AMENDMENT

No waiver of any provision of this Agreement or modification or amendment of this Agreement shall be effective, binding or enforceable unless in writing and signed by authorised representatives of both parties.

8/ NOTICES

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be delivered personally, sent by commercial carrier, registered mail or transmitted by facsimile. These notices shall be addressed to the parties at the addresses set out above or as either party shall designate in writing to the other. The communications herein shall be deemed to be given or made when so delivered, personally or by commercial carrier, or when transmitted by facsimile (transmission report OK), or if mailed five days after the date of mailing.

9/ GOVERNING LAW

This agreement shall be governed by the internal laws of California. Any dispute arising out of this agreement shall be adjudicated in the courts of the California and Roberto Andres Kingston hereby agrees that service of process upon it by registered mail at the address shown in this agreement shall be deemed adequate and lawful.





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10/ DUE AUTHORITY

The YBI Inc. and Roberto Andres Kingston each represents to the other that it has due authority to enter into this agreement and that the officer or managing director, as the case may be, executing this agreement has full authority to do so.

11/ MISCELLANEOUS

This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument. YBI Inc. confirms that it will rely on its own counsel, accountants, and other similar expert advisors for legal, accounting tax and other similar expert advice. This Agreement constitutes the the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understanding, both oral and written, between the parties hereto with respect to the subject matter hereof and cannot be amended or otherwise modified except in writing by the parties.

12/ HEADINGS

The paragraph headings in this Agreement have been inserted as a matter of convenience of reference and are not part of this Agreement.

13/ ENTIRE AGREEMENT

This Agreement constitutes the entire understanding and representations (oral or written) between the parties concerning the matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the matter hereof.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.



For and on Behalf of                )
You Bet International Inc.          )
David Marshall                      )     /s/ David Marshall
Chairman                            )

For and on Behalf of                )
Roberto Andres Kingston             )     /s/ Roberto Andres Kingston








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   AMENDMENT AND EXTENSION OF SCOPE TO CONSULTING AGREEMENT BETWEEN
   ----------------------------------------------------------------
        YOU BET INTERNATIONAL INC. AND ROBERTO ANDRES KINGSTON
        ------------------------------------------------------


AMENDMENTS: The following clauses are hereby amended as follows:


1/ RETENTION:

You Bet International Inc. (YBI Inc.), hereby retains Roberto Andres Kingston as Corporate Consultant on a non exclusive basis for a primary period of 24 months Commencing on May 9, 1997 and terminating on May 8, 1999.


3/ COMPENSATION:

Strike price of Options:

The parties hereby agree a strike price of $2.50 (two dollars and fifty cents) for the S8 options under this agreement.


Where it reads:

"Each option may be exercised from the date of this agreement until close of market on the date that is 3 years after the date of this agreement (expiration date)".

Will now read:

Each option may be exercised from the date of registration until close of market on the date that is 3 years after the date of registration
(expiration date).


Where it reads:

"These options are callable if and when the common stock trades at or above $10.00 for 20 consecutive day. Upon being called by YBI Inc. Roberto Andres Kingston will be allowed a period of not more than 45 calendar days to exercise said options",

Will now read:

The options shall be non callable by YBI Inc.


EXTENSION: The scope of services and compensation is extended as follows:
2/   SCOPE OF SERVICES.

     Include the following aspects.

     -       International Development
             -      Corporate Representation.
             -      Market Research.
             -      Identification of potential Strategic Partners.
             -      Management of client inquiries.



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3/      Compensation.

        It is hereby agreed that the following fee structure for professional services relating to the above activities.

        Options to purchase common stock shall be granted in lieu fo fees under this agreement.

        * 100,000 S8 options will be issued in respect of work completed through 12/31/97 in relation to the interrnational expansion of YBI Inc. and the introduction of Strategic Partners for the development of YBI Interactive Racing Network outside the US.


              S8 options in relation to the above services will be issued at a strike price of $ 3.00 (three dollars).

All other terms and conditions remain unchanged.


Agreed                     /s/ David Marshall
                                                     Dated: 12/12/97
For and on behalf of
You Bet International Inc.
David Marshall
Chairman

                                                     Dated: 12th/December/1997
For                     /s/ Roberto Andres Kingston
Roberto Andres Kingston